PROSPECTUS Dated March 16, 2015 and	PRICING SUPPLEMENT NO. 5
PROSPECTUS SUPPLEMENT Dated February 17, 2017	Dated February 1, 2018
Registration Statement No. 333-202789
Filed Pursuant to Rule 424(b)(2)

€3,000,000,000
FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

1.355% Fixed Rate Notes Due February 7, 2025

Any person making or intending to make an offer of the Euro Medium-Term Notes may only do so in circumstances in which no obligation arises for the Ford Motor Credit Company LLC (“Ford Credit”) or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer.

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on the Ford Credit and the offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1.	Issuer:	Ford Motor Credit Company LLC

2.	Trade Date:	February 1, 2018

3.	Issue Date:	February 7, 2018 (T+4)

4.	Stated Maturity:	February 7, 2025

5.	Specified Currency:	Euro

6.	Principal Amount:	€500,000,000

7.	Interest Rate:	1.355% Fixed Rate

8.	Yield to Maturity:	1.355%

9.	Price to Public:	100.000% of principal amount plus accrued interest from the Issue Date

10.	All-in Price:	99.600%

11.	Net Proceeds (Before Expenses) to Issuer:	€498,000,000

12.	Interest Payment Dates:	Annually on each February 7, beginning February 7, 2019

13.	Day Count Convention:	Actual/Actual (ICMA)

14.	Business Day Convention:	Following, unadjusted

15.	Business Day:	New York City, London, TARGET

16.	Regular Record Dates:	The fifteenth day (whether or not a Business Day) next preceding the applicable Interest Payment Date

17.	Stabilization Agent:	Société Générale

18.	ISIN:	XS1767930586

19. Plan of Distribution:	Name	Principal Amount Of Notes
	BNP Paribas	€79,167,000
	Deutsche Bank AG, London Branch	79,167,000
	HSBC Securities (USA) Inc.	79,167,000
	Société Générale	79,167,000
	Commerzbank Aktiengesellschaft	79,166,000
	UniCredit Bank AG	79,166,000
	BNY Mellon Capital Markets, LLC	12,500,000
	U.S. Bancorp Investments, Inc.	12,500,000
	Total	€500,000,000

The above Agents have severally agreed to purchase the respective principal amount of Notes, opposite their names as principal, at a price of 99.600% plus accrued interest from February 7, 2018 if settlement occurs after that date.

20. Other:

Recent Developments

Ford Credit reported net income of $1.8 billion in the fourth quarter of 2017, an increase of $1.5 billion from a year ago, and net income of $3 billion for full year 2017, an increase of $1.6 billion from a year ago. On a pre-tax basis, Ford Credit earned $610 million in the fourth quarter of 2017, up $212 million or 53% from a year ago, and $2.3 billion for full year 2017, an increase of $431 million or 23% from a year ago. The increase in pre-tax profit for the fourth quarter of 2017 was led primarily by strong receivables growth, financing margin, and lease residual performance. The increase in pre-tax profit for full year 2017 was led by favorable volume and mix, lease residual improvement, and financing margin.

The fourth quarter and full year 2017 results described above are preliminary, unaudited, and subject to completion. This preliminary financial data has been prepared by, and is the responsibility of, Ford Credit’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

MIFID II product governance / Professional investors and ECPs only target market

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Euro Medium-Term Notes has led to the conclusion that: (i) the target market for the Euro Medium-Term Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Euro Medium-Term Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Euro Medium-Term Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Euro

Medium-Term Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Settlement

It is expected that delivery of the Notes will be made against payment therefor on or about February 7, 2018, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+4”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.